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Exhibit No. 4(A)

May 7, 1997


Mr. Robert E. Little
National City Bank
1900 East 9th Street
Cleveland, OH  44114

Dear Mr. Little:

Per our discussion, the Progressive Corporation hereby accepts the terms for the unsecured line of credit for ten million dollars ($10,000,000.00) as of May 1, 1997.

Terms of the line are as follows:

      -     1/8 of 1% Commitment Fee

      - Borrowings options include Base rate, Libor + 3/8% (reserve adjusted or money market rate.

      -     The line is subject to annual review.

      - Progressive will furnish interim and annual audited statements as well as Security and Exchange Commission reports and annual convention statements.

THE PROGRESSIVE CORPORATION

/s/ Marilyn A. Muzic

Marilyn A. Muzic
Director of Financial Operations